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                            UNIFRAX ACQUISITION INC.
                              c/o BP America Inc.
                               200 Public Square
                              Cleveland, OH 44114


                               December 12, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:  File No. 333-3892
     EDGAR Accession No. 950152-96-002749
     Date Accepted: June 3, 1996

Gentlemen:

Please accept this request, on behalf of Unifrax Acquisition Inc., to withdraw the referenced EDGAR document pursuant to Rule 477(a) of the Securities Act of 1933, as amended. The offering contemplated therein has been abandoned.


                                                  Very truly yours,

                                                  UNIFRAX ACQUISITION INC.


                                                  By: /s/ EILEEN M. GRESSOCK
                                                      ------------------------
                                                          Eileen M. Gressock
                                                          Assistant Secretary